EXHIBIT 12.1

Pan Pacific Retail Properties, Inc.

Statement of Computation of Ratios of Earnings to Fixed Charges

(In thousands)

	Six months ended June 30, 2003	Years ended December 31,

		2002 YTD		2001		2000		1999		1998

Net Income before extraordinary items and gains/(losses) on sales	$45,745	$68,950		$64,222		$37,004		$32,576		$26,634

Fixed Charges:
Interest (including financing amortization)	28,751	45,926		46,196		32,112		23,939		18,295
Interest Capitalized	2,634	1,796		1,539		202		231		286

Fixed Charges	31,385	47,722		47,735		32,314		24,170		18,581

Net Income before Fixed Charges	74,496	114,876		110,418		69,116		56,515		44,929
Divided by Fixed Charges	31,385	47,722		47,735		32,314		24,170		18,581

Ratio of Earnings to Fixed Charges	2.37	2.41	:1	2.31	:1	2.14	:1	2.34	:1	2.42	:1